Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@eversheds-sutherland.com

December 7, 2022
Lisa N. Larkin, Senior Counsel
John F. Kernan, Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	NC SLF Inc. Amendment No. 2 to Registration Statement on Form N-2 File No. 811-23818
Dear Ms. Larkin and Mr. Kernan:
On behalf of NC SLF Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2022 and November 17, 2022, regarding the Fund’s Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-23818) (the “Registration Statement”) filed on October 28, 2022. The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Amendment No. 2 to the Registration Statement filed with the SEC on December 7, 2022 (the “Amended Registration Statement”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Amended Registration Statement.
Legal Comments
Cover Page
1.We note that the facing sheet of the Registration Statement inadvertently checked the “Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)” box. Please uncheck the box and confirm that any disclosures that would only be applicable to a fund that is eligible to be an emerging growth company have been removed from the Registration Statement. Please also confirm that the Fund is not subject to any accounting treatment that would only apply to an emerging growth company.
Response: The Fund has revised the facing sheet of the Amended Registration Statement to reflect the Staff's comment. The Fund respectfully confirms on a supplemental basis that there are no disclosures in the Amended Registration Statement that would only be applicable to an emerging growth company, and that the Fund is not subject to any accounting treatment that would only apply to an emerging growth company.

2.In the first paragraph under the section entitled “General Description of the Registrant – The Fund”, the disclosure states that while the Fund is a non-diversified closed-end fund, in no event will the Fund invest more than 25% of the market value of the Fund’s total assets in the securities of companies or entities

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Securities and Exchange Commission December 7, 2022 Page 2
engaged in any one industry or group of industries. Please confirm that the Fund does not intend to invest 25% or more of the market value of its total assets in any one industry. Please note that if the Fund confirms the same, there is no requirement to include such disclosure in the Registration Statement.
Response: The Fund respectfully confirms on a supplemental basis that it will not invest more than 25% of the market value of its total assets in any one industry or group of industries. The Fund has deleted the disclosure on page 1 of the Amended Registration Statement noted by the Staff.

3.In the fourth bullet under “Fundamental Policies”, the Fund includes the following fundamental policy, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund:
Invest 25% or more of the market value of the Fund’s total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. The Fund will determine industries or groups of industries by reference to the S&P Global industry classification as it may be amended from time to time.
Please confirm whether the Fund intended to include its intent to determine the industries or groups of industries by reference to the S&P Global industry classification as a part of its fundamental policy. If so, the Staff notes that the Fund would be required to seek the approval of a majority of its outstanding voting securities before any other industry classification method can be used.
Response: The Fund respectfully advises the Staff on a supplemental basis that, while it intends to determine industries or groups of industries by reference to the S&P Global industry classification, it does not intend to make the use of the S&P Global industry classification a part of its fundamental policies. The Fund has revised the Amended Registration Statement to move the reference to the S&P Global industry classification to the paragraph below the description of the fundamental policies on page 15 of the Amended Registration Statement so that its use is not deemed to be included as part of the Fund’s fundamental policies.

4.In the table under “Management of the Fund – Directors”, the Staff refers to certain of the entity names listed under the “Other Directorships Held by Director” column. To the extent the name of an entity on which one of the Fund’s directors serves does not implicitly identify the type of business that entity is in, please include a brief parenthetical description of such entity’s business in the table.
Response: The Fund has revised the necessary items under the “Other Directorships Held by Director” column on page 17 of the Amended Registration Statement to reflect the Staff’s comment.

5.Under the section entitled “Management of the Fund – Investment Management Agreement – Board Approval of the Investment Management Agreement”, the Fund includes a discussion of the basis of the Board’s approval of the Investment Management Agreement. The Staff notes that such disclosure is not required to be included in a registration statement on Form N-2. Pursuant to Item 9.1.b(4) of Form N-2, please include disclosure reflecting that a discussion regarding the basis for the Board’s approval of the Investment Management Agreement will be available in the Fund’s annual report to shareholders on Form N-CSR for the period ending December 31, 2022.
Response: The Fund has revised the disclosure on page 28 of the Amended Registration Statement to reflect the Staff’s comment.

Securities and Exchange Commission December 7, 2022 Page 3
Accounting Comments

6.The Staff refers to the risk factor entitled “[t]he Fund may be subject to limitations as to how borrowed funds may be used.” The risk factor includes a table provided to assist investors in understanding the effects of leverage on certain assumed returns on the Fund’s portfolio. Please confirm the accuracy of the calculations presented in the effects of leverage table as they do not appear to align with the “interest payments on borrowed funds” line item in the Fund’s “Summary of Fund Expenses” table on page 7 of the Registration Statement.
Response: The Fund has revised the figures in the table on page 45 of the Amended Registration Statement to reflect the Staff’s comment.
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Please do not hesitate to call me at (202) 383-0278, Steven Boehm at (202) 383-0176, or Owen Pinkerton at (202) 383-0262 if you have any questions or require any additional information.

Sincerely,

By:	/s/ Payam Siadatpour
Payam Siadatpour

cc:	John Kernan, Staff Accountant
John Lee, Branch Chief
Christian Sandoe, Assistant Director
John D. McCally, General Counsel, Churchill Asset Management LLC
Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP
Owen Pinkerton, Esq., Eversheds Sutherland (US) LLP